Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Kathryn C. Kling Tel: 202.712.2807 kathryn.kling@nelsonmullins.com
February 27, 2008
By Edgar and Hand Delivery
Mark Webb, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Community Bankers Acquisition Corp.
Pre-Effective Amendment No. 1 to Form S-4
Filed February 19, 2008
File No. 333-148675
Dear Mr. Webb:
     On behalf of Community Bankers Acquisition Corp. (the “Company”) this letter is being filed with your office in response to the Staff’s comments in your letter dated February 25, 2008 (the “Comment Letter”) with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (“SEC”) on February 19, 2008.
     We have repeated the Staff’s comments followed by the Company’s response below to aid in your review. In addition, a marked version of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4, as amended, is enclosed herewith reflecting all changes from the Pre-Effective Amendment No. 1 Registration Statement filed on February 19, 2007.
Form S-4
General
1.	As previously requested, please disclose the financial projections given by TransCommunity to Keefe, Bruyette.

Response: The requested disclosure appears on page 65.
Atlanta · Boston · Charleston · Charlotte · Columbia · Greenville · Myrtle Beach · Raleigh · Washington, DC · Winston-Salem

Mark Webb
Division of Corporation Finance
February 27, 2008

2.	Please advise the staff about the sources of the EPS numbers used in the various analyses prepared by the financial advisors.

Response: Please see the disclosure on page 65 which provides further explanation of the EPS numbers used by Keefe, Bruyette & Woods. See also the Company projections prepared in December 2007 that we are providing supplementally and the revised disclosure on page 73 which were revised to properly reflect the EPS numbers that were presented to the TransCommunity board at its December 12, 2007 meeting at which Sandler O'Neill rendered its oral fairness opinion.
Certain Benefits of Directors and Officers of Community Bankers, page 18
3.	Revise the last bullet to disclose the (range of) termination fees and that they will be paid out of the trust funds if sufficient operating funds are unavailable.

Response: The requested disclosure appears on pages 18, 78 and 101.
Risk Factors
TransCommunity could be negatively impacted, page 22
4.	Supplementally confirm no exposure to subprime lending, e.g., TransCommunity has not originated or purchased such loans.

Response: TransCommunity has confirmed to us that it has not originated or purchased such loans.
Satisfaction of 80% Requirement, page 57
5.	Revise to disclose that an independent valuation was neither received nor sought.

Response: The requested disclosure appears on page 57.
Exhibits 8.1 and 8.2
6.	Revise the last paragraphs of both opinions to eliminate the restriction as to whom can rely on the opinion.

Response: The opinions have been revised as requested.

Mark Webb
Division of Corporation Finance
February 27, 2008

Information about TransCommunity Financial Corporation
Recent Developments, page 120
7.	We note that you recorded a $3.3 million deferred tax asset in fourth quarter 2007 related to net operating loss carry forwards. Please address the following:
• Based on your history of net losses, please disclose how you determined that the entire deferred tax asset is expected to be realized in future periods;
• Please disclose what factors influenced the timing of your decision to recognize a significant deferred tax asset in fourth quarter 2007. Specifically address whether recognition of the deferred tax asset was related to your impending merger with Community Bankers Acquisition Corporation and why a portion of your deferred tax asset was not recognized in prior periods.
Response: The requested disclosure appears on pages 11, 12 and 120.
TransCommunity Financial Corporation Audited Financial Statements
Note 14, Selected Financial Data for Discontinued Operations, page F-61
8.	We reviewed your response to our prior comment 50 regarding the dissolution of your two business segments, Main Street Mortgage and Financial Services. Dissolution of a segment may or may not result in abandonment of the underlying assets. Please revise to provide an expanded discussion of how the underlying assets for each segment were treated upon dissolution, clarifying how your determined the segments should be accounted for as discontinued operations. Refer to paragraphs 27 and 42 of SFAS 144 for guidance.

Response: The requested disclosure appears on pages 139, 140 and F-61.
     Please direct any questions or further communications relating to the above to the undersigned at (202)712-2807 or Jon Talcott at (212)712-2806. Thank you for your attention to this matter.

Very truly yours,
/s/ Kathryn C. Kling
Kathryn C. Kling